NEWS RELEASE 10-38	NOVEMBER 12, 2010

FRONTEER GOLD REPORTS THIRD QUARTER FINANCIAL RESULTS
AND ADVANCEMENT OF OUR KEY NEVADA GOLD PROJECTS

Fronteer Gold Inc. (FRG – TSX/NYSE Amex) announces financial results for the three and nine months ended September 30, 2010 and provides a brief update on our gold projects and corporate activities. All amounts are in Canadian dollars, unless otherwise stated.

“Fronteer Gold continues to demonstrate its commitment to becoming a significant gold producer in Nevada,” says Fronteer Gold President and CEO Mark O’Dea. “We have consolidated ownership of our flagship Long Canyon project, a high-quality gold asset with significant growth potential, and acquired additional surface and water rights that should help speed the completion of development activities. Newmont has expanded its work-program at our Sandman project and we have commenced construction of an underground decline at our Northumberland project. We also continue to complete transactions that help maintain our strong treasury and leave us well positioned to advance our key gold projects toward production.”

HIGHLIGHTS

  Cash and short-term deposits at September 30, 2010, totaled $163.1 million, up 10.7% from $147.3 million at December 31, 2009.
  Completed the acquisition of AuEx Ventures Inc. on November 1, 2010, consolidating ownership of our flagship Long Canyon project and creating a dominant position in the Pequop Gold District. On August 30, we announced Fronteer Gold had entered into an agreement to acquire 100% of the outstanding common shares of AuEx by way of a plan of arrangement.
  Continued advancing our three key gold projects in Nevada, with the following highlights:
    At Long Canyon, our drilling program continued to intersect wide intervals of high-grade oxide gold. In addition, we completed the purchase of the Big Springs Ranch, which secured additional surface and water rights. Environmental, engineering and metallurgical studies are all underway.
    At Sandman, drilling at the North Hill deposit has returned multiple intervals of near-surface oxide gold and a new property-wide exploration drill program is underway with assay results expected in fourth quarter. Newmont is three months into its final year of a three-year earn-in agreement.
    At Northumberland, J.S. Redpath Corp. was contracted to construct a 280-metre long decline to access high-grade mineralization within the deposit. Construction is underway with completion targeted for early 2011. Drilling completed in the third quarter further defined and extended near- surface high-grade gold mineralization.
  Completed, or are in negotiations on, several transactions that strengthen our ability to fund advancement of our key gold projects, while maintaining ongoing exposure to exploration upside through retained interests and shareholdings, including:
    In October, entered into a definitive agreement to sell 10 gold properties, derived principally from Fronteer Gold's $4.8 million purchase of the Nevada Eagle portfolio, to Bridgeport Ventures Inc. Bridgeport issued an aggregate of 4.5 million common shares as consideration for the sale, valued at $5.6 million (as at close of trading on October 22, 2010)
  Reported 646.5-metres of continuous copper-gold mineralization, the longest interval to date at our Halilaga porphyry project in Turkey. Additional drilling to expand and better define this early-stage porphyry deposit is underway with additional results to be reported in the fourth quarter;
  Received the second draft of the Land Use Plan for the Labrador Inuit Settlement Area, in which our Michelin project is located, that stipulates mining is a permitted discretionary use, pending an environmental assessment and government approval. The first draft of the Environmental Protection legislation has also been released and is consistent with existing federal and provincial environmental legislation. Discussions continue with potential partners for the financing and development of the Michelin Project.

100% CONSOLIDATION OF FLAGSHIP PROJECT
On November 2, we announced the successful completion of our acquisition of AuEx Ventures, consolidating ownership of our flagship Long Canyon project, a high-quality gold asset, and creating a dominant position in the Pequop Gold District. Fronteer Gold acquired an additional 49% interest in Long Canyon to own 100%, through the acquisition of 100% of the issued and outstanding shares of AuEx, Fronteer Gold's prior partner. With this acquisition, Fronteer Gold also acquired AuEx’s 49% interest in the Pequop District’s West Pequop project and their interest in the South Pequop project. AuEx shareholders received 0.645 of a Fronteer Gold share, $0.66 in cash and 0.5 of a share in a new exploration company for each AuEx share, for a total cost of $267.6 million. In addition, each AuEx shareholder received 0.5 shares of Renaissance Exploration Inc. a company formed to hold the assets of AuEx not acquired by Fronteer Gold. Fronteer Gold acquired a 9.9% interest in Renaissance at an additional cost of $4.7 million.

UPDATE ON NEVADA DEVELOPMENT PROJECTS
Fronteer Gold continued to make progress on its key gold development projects in the first quarter of 2010.

Long Canyon, Nevada, USA
Long Canyon is a high-grade gold deposit that remains open in multiple directions. Our goal is to move the project to the pre-feasibility stage as soon as possible. Total project expenditures for the first three quarters of 2010 were $14.0 million, of which $7.0 million were attributable to Fronteer Gold, net of joint venture recoveries. Approximately 54,000 metres were drilled during the first three quarters of 2010, as part of an expanded 70,000-metre program for the year. Up to six rigs will now operate on site through December. An additional 10,000 metres are planned from December through to April. In the third quarter, Fronteer Gold continued to intersect numerous broad intervals of high-grade oxide gold to the northern extension of the deposit, demonstrating the potential for resource growth and enhanced project scope. Four, 15-ton surface bulk samples and one three-ton large-diametre core sample were also collected in the third quarter for large-column metallurgical testing. Run-of-mine, heap-leach conditions will be simulated. Engineering, mine design studies and permitting work continue. During the third quarter, Fronteer Gold completed the purchase of the Big Springs Ranch (“BSR”) for US$12 million (our share US$6.12 million). The acquisition included the purchase of approximately 37,540 acres of surface rights, nearly all of the water rights appurtenant to the ranch, mineral rights owned by BSR, and dwellings and improvements on the ranch. This purchase provides the project with additional surface and water rights that should help speed the completion of development activities.

Sandman, Nevada, USA
Sandman is a high-grade epithermal gold system under option to Newmont USA Ltd. Our joint venture partner is undertaking a US$3-million exploration and development program focusing on the four known gold deposits, as well as conducting a property-wide exploration program. As of September 30, 2010, Newmont has spent approximately US$12.8 million at Sandman. Newmont must spend an additional US$1.2 million by June of 2011 in order to fulfill the expenditure requirement of its earn-in obligation. In addition, Newmont must also make a production decision by June 2011. In the third quarter, activities at Sandman extended well beyond previous in-fill drill programs at the Southeast Pediment and Silica Ridge gold deposits. Newmont completed its Phase 1 development drill program at North Hill. Drill results from North Hill continue to highlight near-surface, high-grade oxide gold mineralization, demonstrating the strength of this mineralized system. Newmont also drilled a monitoring well to begin collecting hydrological data for the deposit area. Newmont has also completed 33 holes (5,624 metres) of a 53-hole (9,000 metre) property-wide exploration drill program at Sandman. Newmont is drill testing up to eight new high-priority targets. At both Silica Ridge and Southeast Pediment, drill programs of more than 70 holes are planned, four column tests are near completion, and waste rock characterization and geotechnical evaluation are in progress.

Northumberland, Nevada, USA
Northumberland is a large Carlin-type gold deposit located on private lands owned by Fronteer Gold. For the first three quarters of 2010, we spent $3.7 million at Northumberland. The budget for Northumberland for 2010 has been increased from an initial $4.4 million to approximately $8.6 million to accelerate the project timeline. Our goal is to advance the project as a combined open-pit and underground mine. We aim to selectively mine the higher-grade underground sulphide resource, and mine oxide and transitional material in open pit. Drilling in third quarter clearly demonstrates the presence of high-grade domains at Northumberland. Results from 2010 drilling have returned some of the highest grade gold intervals ever intersected at this project. Construction of a 280-metre decline to access high-grade mineralization within the deposit commenced in Q3 with completion targeted for early 2011. The decline provides: the most cost-effective method for evaluating controls on high-grade mineralization; access to extraction of bulk samples for metallurgical testing and pilot testing at third-party processing facilities; and an easy transition from exploration to production. In the third quarter, we continued metallurgical work to optimize recoveries and minimize capital and operating costs, as well as ongoing engineering and mining studies. Upon completion of underground development activities, we plan on completing a Preliminary Economic Assessment.

OTHER PROJECTS
Halilaga, Turkey
Beyond Nevada, our top exploration priority is Halilağa in Turkey. Our 40% share of the Phase I costs are approximately $1.1 million of which approximately $1.0 million has been spent. In the third quarter, drilling returned the longest interval of continuous copper-gold mineralization ever intersected at Halilağa's Central Zone: 0.26 g/t gold and 0.33% copper over 646.50 metres starting from surface. Based on the success of this significant hole, the drill plan was modified and an additional core rig added to the program, for a total of three core rigs. Additional drilling in October continues to report grades and widths similar to other significant bulk-tonnage copper-gold deposits. We anticipate completing a project first resource estimate by year-end, assuming sufficient drilling has been completed.

Michelin, Labrador, Canada
For the nine months ended September 30, 2010, we spent at total of $2.4 million on the Michelin project. For 2010, we have a development budget of $3.3 million which will focus on finalizing tailings management options, infrastructure design studies, ongoing environmental baseline studies and continuing community consultation. In the third quarter, the Nunatsiavut government released a revised draft Land Use Plan (“LUP”) that stipulates mining is a permitted discretionary use, pending an environmental assessment and government approval, on lands where the Michelin Project is located. Also in the third quarter, the first draft of the Environmental Protection legislation was released and is consistent with existing federal and provincial environmental legislation. The restriction on actual uranium mining is anticipated to be removed on, or around, March 2011, the timeline the Nunatsiavut government has set to ratify the LUP and complete its environmental legislation. Aurora has undertaken an extensive community engagement initiative to build understanding around mining and the benefits communities can expect to derive from the Michelin Project. Responses to these community initiatives have been very positive, with high attendance and growing interest. Fronteer Gold and Aurora continue to investigate a number of alternatives for financing and developing the Michelin Project.

SELECTED FINANCIAL DATA
The following selected financial data are derived from our financial statements for the nine months ended September 30, 2010 and 2009.

(Expressed in thousands of Canadian dollars,	Nine months ended September 30,
except per share amounts)	2010	2009
Net income (loss) for the period	(12,852)	7,923
Basic and diluted earnings (loss) per share	(0.11)	0.07
Cash invested in mineral properties, net of joint venture recoveries	14,105	10,942
Cash provided by financing activities	2,794	227

(Expressed in thousands of Canadian dollars)	As at
	September 30, 2010	December 31, 2009
Cash, cash equivalents and short-term deposits	163,143	147,901
Working capital	160,881	144,493
Total assets	510,966	521,184
Long term liabilities	41,142	51,438
Shareholders’ equity	464,908	464,927

For the three and nine months ended September 30, 2010, we lost $21.2 million or $0.18 per share and $12.9 million, or $0.11 per share, respectively. For the three and nine months ended September 30, 2009, we earned $11.9 million or $0.10 per share and $8.0 million, or $0.07 per share, respectively. Contributing to the change year over year was a writedown of $33.7 million in the third quarter of 2010 on the Company’s Zaca project which offset the net $18.8 million gain on the sale of the Aği Daği and Kirazli projects in the first quarter of 2010 and an increase in certain operating expenses. In addition the Company recognized a FX gain of $6.0 million in 2009 compared to a $1.0 million FX gain in 2010, and a gain on sale of long term investments in 2009 of $9.3 million compared to a loss of $0.4 million in 2010. Due primarily to the writedown of the Zaca project the Company recognized a future tax recovery of $15.7 million in 2010 compared to a recovery of $4.3 million in 2009.

This press release should be read in conjunction with our unaudited consolidated financial statements and Management’s Discussion and Analysis as at September 30, 2010. These documents can be found on our website (http://www.fronteergold.com) and on SEDAR at www.sedar.com and EDGAR at www.sec.gov/edgar.shtml. Shareholders may receive a copy of the complete unaudited financial statements free of charge upon request.

ABOUT FRONTEER GOLD
We intend to become a significant gold producer. Our financial strength and solid operational team give us the ability to advance our key gold projects to production. Our future potential production platform includes our Long Canyon, Sandman and Northumberland projects - all located in Nevada, one of the friendliest gold-mining jurisdictions in the world. Additionally, we have 100% ownership of Aurora Energy Resources Inc, developer of one of the world’s largest uranium deposits, based in Labrador, Canada. For further information on Fronteer Gold visit www.fronteergold.com or contact:

Mark O'Dea, President & CEO
Patrick Reid, Senior Director, Institutional Marketing
Glen Edwards, Director, Communications
Phone 604-632-4677 or Toll Free 1-877-632-4677
info@fronteergold.com

Except for the statements of historical fact contained herein, certain information presented constitutes "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including but not limited to, those with respect to potential expansion of mineralization, potential size of mineralized zone, timing of exploration and development programs and size of exploration, development and general and administrative budgets involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievement of Fronteer Gold to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, among others, risks related to international operations and joint ventures , the actual results of current exploration activities, conclusions of economic evaluations, uncertainty in the estimation of ore reserves and mineral resources, changes in project parameters as plans continue to be refined, future prices of gold and silver, environmental risks and hazards, increased infrastructure and/or operating costs, ability to raise financing, labor and employment matters, and government regulation and permitting requirements as well as those factors discussed in the section entitled "Risk Factors" in Fronteer Gold’s Annual Information form and Fronteer Gold’s latest Form 40-F on file with the United States Securities and Exchange Commission in Washington, D.C. Although Fronteer Gold has attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements. Fronteer Gold disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. Accordingly, readers should not place undue reliance on forward-looking statements.